f1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

September 2, 2016

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,650

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,650 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares iBonds Dec 2026 Term Corporate ETF (the “Fund”), a series of the Trust.

The comments were provided to the Trust on August 8, 2016. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response, which is applicable to the Fund. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Please provide a completed fee table at least one week prior to the filing becoming effective.

Response: The Trust will provide a completed fee table in the Fund’s prospectus at least one week prior to the filing becoming effective as requested.

Comment 2: Please inform us why and to what extent the Fund may invest in other ETFs.

Response: As noted in the Principal Investment Strategies, the Fund “generally will invest at least 90% of its assets in the component securities of the Underlying Index, except during the last months of the Fund’s operations, . . . and may invest up to 10% of its assets in certain futures, options and swap contracts, cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates. . . .” The Fund may, however, invest in another iShares fund or funds to the extent it would be a more efficient way to gain exposure to a portion of the component securities of the Underlying Index, as opposed to acquiring the component securities individually. Disclosure to this effect has been added to the Fund’s prospectus.

Comment 3: Please confirm that either no acquired fund fees and expenses (“AFFE”) are required to be included in the fee table currently (or that any AFFE amounts to less than one basis point). Otherwise, please add an additional caption to the fee table to reflect any AFFE that the Fund expects to incur in the next year.

Response: The Trust confirms that no AFFE are required to be included in the fee table at this time.

Comment 4: In “Authorized Participant Concentration Risk,” please delete the word “premium” or explain to us why, if authorized participants are not making a market, shares “are more likely” to trade at a premium.

Response: The current disclosure states that “Fund shares may be more likely to trade at a premium or discount to NAV” should there be fewer Authorized Participants making a market in Fund shares because, in such a scenario, it is possible that Authorized Participants, in order to manage their liquidity risk, would widen their the bid/ask spreads, with bid prices potentially at a discount to NAV and ask prices at a premium to NAV. Certain trades, as a result, may be executed at the ask price, and thus trade at a premium to NAV.

Comment 5: Under “Performance Information,” please consider noting that updated performance will be available and provide a website address and/or toll-free (or collect) telephone number where the updated information may be obtained per Item 4(b)(2)(i) of Form N-1A.

Response: The Trust respectfully declines to add the suggested disclosure to the Fund’s prospectus at this time as the Fund has not been in operation for a full calendar year. However, once the Fund has been in operation for a full calendar year and performance information is provided, the Trust will add, consistent with other iShares funds, the following sentence: “Updated performance information is available at www.iShares.com or by calling 1-800-iShares (1-800-474-2737) (toll free).”

Comment 6: If the Underlying Index is currently concentrated, please disclose.

Response: The Trust respectfully notes that the Industry Concentration Policy within the Principal Investment Strategies section states: “The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated.” Additionally, “Concentration Risk,” which is included as a principal risk, states that “[t]he Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in the securities of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class.” To the extent a particular industry constitutes 25% or more of the Fund’s total assets, the industry would be described in the “Principal Investment Strategies” and its related risk would be described under “Summary of Principal Risks” as a principal risk of the Fund. The Trust believes it is more appropriate to disclose the potential of the Underlying Index to become concentrated rather than state a particular industry concentration that may become stale as the Underlying Index is periodically rebalanced. We note that the Fund’s portfolio holdings will be published on the iShares website, allowing investors to assess information regarding the Fund’s investments, including potential concentration in particular industries. As a result, the Trust respectfully declines to make any change to this disclosure.

Comment 7: In “Securities Lending Risk,” what are the adverse tax consequences related to a decline in value of the collateral or value of the collateral investments? Please include them in the tax disclosure section.

Response: The Fund’s loans of its securities are generally not subject to tax, provided that the securities lending arrangement meets certain statutory requirements. However, if the securities borrower fails to return the Fund’s lent securities, the value of the collateral provided by the borrower declines or the value of assets purchased with the borrower’s cash collateral declines, the securities lending arrangement may be subject to tax as a sale or exchange by the Fund of the lent securities to the borrower. Disclosure regarding these tax consequences has been added to the Statement of Additional Information.

Comment 8: The 1940 Act does not define or limit the use of phrase “concentrate investments,” except that Section 8(b)(1) of the 1940 Act requires an investment company to recite in its registration statement whether it reserves the freedom to concentrate investments in a particular industry or group of industries. Thus, the reference to concentration “as that term is used in the Investment Company Act,” in the Fund’s Investment Restrictions is superfluous. We suggest that the phrase refer to the use of the phrase in the regulations and rulings of the Commission.

Response: The Trust respectfully notes that Section 8(b)(1)(E) of the 1940 Act includes the term “concentrating investments,” which is the reason the investment restriction related to the concentration of the Fund’s investments includes the phrase, “as that term is used in the Investment Company Act,” since the term is used in the 1940 Act. Consistent with your comment, the “Notations Regarding the Fund’s Fundamental Investment Restrictions” disclose that, among other things, the “the Investment Company Act does not define what constitutes ‘concentration’ in an industry. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future.” As a result, the Trust respectfully declines to change the current phrasing of the policy as the Trust believes the disclosure makes clear that it will interpret the meaning of concentration consistent with the interpretations of the SEC and SEC staff.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre
Kyle Wirth
Michael Gung
Seong Kim
Katherine Drury